GOLDEN OPPORTUNITIES CORPORATION
520 S. Snowmass Circle
Superior, Colorado, 80027

November 8, 2011

Mr. Andrew D. Mew
Accounting Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
100 F Street N. E.
Washington, DC 20549

Re:         Golden Opportunities Corporation
Form 10-K for the fiscal year ended January 31, 2011
Filed April 27, 2011
Form 10-Q/A for the fiscal period ended July 31, 2011
Filed September 20, 2011
File No. 0-51190

Dear Andrew,

This letter is in response to your comment letter dated October 19, 2011. We have listed each comment number and then have stated our response in italics.

Form 10-K for the fiscal year ended January 31, 2011

Item 9A. Controls and Procedures, page 12

1.
Explain to us if management conducted an assessment of internal control over financial reporting as of January 31, 2011.   If your management has not yet performed its assessment, we ask that you complete your evaluation and amend your filing to provide the required management's report on internal control over financial reporting.  Refer to Item 308 of Regulation S-K.

Response:  Management did perform a review of internal controls over financial reporting as of January 31, 2011 and believed that their controls were adequate to ensure compliance.  In April of 2011, the Company changed auditors and publishing (EDGAR) agencies.  During the transition to the new auditor and publisher, certain items were missed in the final review.  Management believes that the omission was an anomaly and not indicative of a deficiency in internal controls; however, based on the required amendment, management has amended the report to state that internal controls over financial reporting were not effective but will strive to ensure that they are effective for the next 10-K filing.

2.
In addition, please consider whether management’s failure to provide its report on internal control over financial reporting impacts its conclusions regarding the effectiveness of your disclosure controls and procedures as of the end of the fiscal year covered by the report and revise your disclosure as appropriate.

Response:  Management believes that the omission was an anomaly and not indicative of a deficiency in internal controls; however, based on the required amendment, management has amended the report to state that internal controls over financial reporting were not effective but will strive to ensure that they are effective for the next 10-K filing.

Exhibit 31

3.	Revise your certifications to include the appropriate introductory language of paragraph 4 and the language of paragraphs 4(b), 4(c), and 4(d) of Item 601(b)(31) of Regulation S-K.

Response:  The certifications have been amended to include the required introductory language and address the requirements of Item 601(b)(31).

Forms 10-Q/A for the period ended July 31, 2011

Item 4. Controls and Procedures, page 4

4.
We note you state your disclosure controls and procedures were effective for recording, processing, summarizing, and reporting information that is required to be disclosed within the time periods specified.  In future filings, please revise to clarify, if true, that your officers concluded your disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your chief executive and chief financial officer, to allow timely decisions regarding required disclosure.  While the definition of disclosure controls and procedures is not required, if you start to define it, then the entire definition is required.  See Exchange Act Rule 13a-15(e).

5.
Please note that definition of disclosure controls and procedures is defined in Rules 13a- 15(e) and 15d-15(e) under the Securities Exchange Act of 1934.  Please revise the rule reference in future filings.

    Response:  We have revised our disclosure on the Controls and Procedures in Item 4 and added a comment regarding any changes to our controls.

We have also added the suggested introductory language to the certification at Exhibit 31.

We acknowledge the following:

☐	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

☐	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

☐	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you.

Sincerely,
Michael A. Zahorik
Chief Executive Officer
Chief Financial Officer